AMENDMENT NO. 8 TO THE SUBADVISORY AGREEMENT

This AMENDMENT NO. 8 TO THE SUBADVISORY AGREEMENT (“Amendment”) is dated as of November 1, 2020, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Adviser”), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 1, 1999, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series of the Trust (the “Portfolios”) as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolios.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.    Section 17. Notices. Section 17 is hereby deleted in its entirety and restated as follows:

17.    Notices

All notices shall be in writing and deemed properly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to Adviser:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, NJ 07311

Attn: General Counsel

If to Subadviser:

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199

Attn: General Counsel

2.    Schedule A to the Subadvisory Agreement is hereby replaced with Schedule A attached hereto.

3.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.    Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

5.    Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Sharon French
Name:	Sharon French
Title:	President and Chief Executive Officer

MASSACHUSETTS FINANCIAL SERVICES
COMPANY

By:	/s/ Carol Geremia
Name: Carol Geremia
Title: President

SCHEDULE A

Effective November 1, 2020

Portfolios	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
SA JPMorgan MFS Core Bond Portfolio	0.150% first $500 million 0.120% next $1.5 billion 0.100% over $2 billion

SA MFS Blue Chip Growth Portfolio	0.300% first $50 million 0.225% next $100 million 0.200% next $350 million 0.150% over $500 million

SA MFS Massachusetts Investors Trust Portfolio	0.300% first $250 million 0.250% next $250 million 0.225% next $1 billion 0.200% over $1.5 billion

SA MFS Total Return Portfolio	0.375% first $500 million 0.350% next $250 million 0.320% next $250 million 0.300% over $1 billion